# SEC Schedule 13D/A (Amendment No. 40) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BARNWELL INDUSTRIES INC, CIK 0000010048
CUSIP: 068221100
Title of class of securities: Common Stock, par value $0.50 per share
Address of issuer's principal executive offices: 1100 ALAKEA ST., SUITE 500, HONOLULU, Hawaii (HI), 96813
Date of event which requires filing of this statement: 12/04/2025
Filed by CIK 0000902749
Persons authorized to receive notices and communications: Ned L. Sherwood, 151 Terrapin Point, Vero Beach, Florida (FL), 32963, (772) 257-6658

## Reporting persons
- Ned L. Sherwood (CIK 0000902749): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 2,685,792.69; sole dispositive power 0; shared dispositive power 2,685,792.69; aggregate amount beneficially owned 2,685,792.69 (21.85% of the class)
  Comment: * Includes (i) 2,461,497.690 shares of Common Stock held by MRMP-Managers LLC, of which Ned L. Sherwood is the Chief Investment Officer, and (ii) 224,295 shares of Common Stock held by the Ned L. Sherwood Revocable Trust, of which Ned L. Sherwood is the sole trustee and beneficiary. Ned L. Sherwood disclaims beneficial ownership of such Common Stock except to the extent of his pecuniary interest therein.
- MRMP-Managers LLC (CIK 0001492137): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,461,497.69; sole dispositive power 0; shared dispositive power 2,461,497.69; aggregate amount beneficially owned 2,461,497.69 (20.02% of the class)
- Ned L. Sherwood Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 0; shared voting power 224,295; sole dispositive power 0; shared dispositive power 224,295; aggregate amount beneficially owned 224,295 (1.94% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.50 per share
Name of issuer: BARNWELL INDUSTRIES INC
Address of issuer's principal executive offices: 1100 ALAKEA ST., SUITE 500, HONOLULU, Hawaii (HI), 96813
Comment: This Amendment No. 40 to Statement of Beneficial Ownership on Schedule 13D (this "Amendment No. 40") amends the Statement of Beneficial Ownership on Schedule 13D filed by Ned L. Sherwood on June 11, 2013 (as amended by the Reporting Persons, the "Schedule 13D" or this "Statement"). Except as amended and supplemented by this Amendment No. 40, the Schedule 13D remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended as follows:

The information set forth on the cover page of this Amendment No. 40 is incorporated herein by reference. As of the date hereof, Mr. Sherwood beneficially owns in the aggregate 2,685,792.690 shares of Common Stock, which represents approximately 21.85% of the Company's outstanding shares of Common Stock.

Each percentage ownership of Common Stock owned by the Reporting Persons set forth in this Statement is based on the (i) 10,073,534 shares of Common Stock reported by the Company as outstanding as of August 11, 2025 in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission ("SEC") on August 13, 2025 and (ii) 2,221,141 shares of Common Stock reported by the Company as being issued in connection with the Company's latest offering as reported in the Company's Form 8-K filed with the SEC on November 26, 2025.
Transactions in the class effected during the past sixty days:
Transactions effected by MRMP-Managers LLC and Ned L. Sherwood Revocable Trust in the Common Stock since the filing of Amendment No. 39 to the Schedule 13D are set forth below. Each of these transactions was effected through the open market.

On December 2, 2025, MRMP-Managers LLC sold 174,587.448 shares at prices ranging between $1.14 and $1.18, with a weighted average price of $1.15.*

On December 2, 2025, Ned L. Sherwood Revocable Trust sold 13,743 shares at a price of $1.14.*

On December 3, 2025, MRMP-Managers LLC sold 131,910 shares at prices ranging between $1.07 and $1.14, with a weighted average price of $1.10.*

*Transactions effected for tax planning purposes.

Except as reported herein, no Reporting Person has effected any transactions in shares of the Issuer's Common Stock during the last 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

## Signatures
- Ned L. Sherwood: /s/ Ned L. Sherwood, NED L. SHERWOOD (12/04/2025)
- MRMP-Managers LLC: /s/ Ned L. Sherwood, Ned L. Sherwood/Chief Investment Officer (12/04/2025)
- Ned L. Sherwood Revocable Trust: /s/ Ned L. Sherwood, Ned L. Sherwood/Trustee (12/04/2025)